Exhibit 99.1

GASLOG PARTNERS LP
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco

March 27, 2015

Dear Limited Partner:

On behalf of the Board of Directors, you are cordially invited to attend the 2015 Annual Meeting of the limited partners (the “Limited Partners”) holding common units representing limited partner interests in GasLog Partners LP. The meeting will be held at:

Place:	The St. Regis, Two East 55th Street, New York, New York, 10022
Date:	Tuesday, May 12, 2015
Time:	3:30 p.m. (New York time)

The Notice of the 2015 Annual Meeting and Proxy Statement describe the items to be considered by the Limited Partners at such meeting and contain certain information about us and our executive officers and directors. The principal business to be transacted at the 2015 Annual Meeting will be:

1.	To elect Robert B. Allardice III as a Class I Director to serve for a one-year term until the 2016 annual meeting;

2.	To elect Pamela Gibson as a Class II Director to serve for a two-year term until the 2017 annual meeting;

3.	To elect Daniel Bradshaw as a Class III Director to serve for a three-year term until the 2018 annual meeting;

4.	To ratify the appointment of Deloitte LLP as our independent auditors for the fiscal year ending December 31, 2015; and

5.	To transact such other business as may properly come before the 2015 Annual Meeting and any adjournments or postponements thereof.

The Board of Directors unanimously recommends that Limited Partners vote for the election of the nominated directors and to ratify the appointment of Deloitte LLP as our independent auditors.

We understand that many of our Limited Partners may be unable to attend the meeting in person. Proxies are solicited so that each Limited Partner has an opportunity to vote on all matters that are scheduled to come before the meeting. Please sign and return the enclosed proxy card as soon as possible in the envelope provided so that your common units can be voted at the meeting in accordance with your instructions. Even if you plan to attend the meeting, we urge you to sign and promptly return the enclosed proxy card. You may also vote by Internet or telephone as described in the voting instructions on the enclosed proxy card. You can revoke the proxy at any time prior to voting or vote your common units personally if you attend the meeting. We look forward to seeing you.

Sincerely,

Curtis V. Anastasio Executive Chairman

GASLOG PARTNERS LP
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco

NOTICE OF THE 2015 ANNUAL MEETING OF LIMITED PARTNERS
TO BE HELD ON TUESDAY, MAY 12, 2015

NOTICE IS HEREBY GIVEN that the 2015 Annual Meeting of the limited partners holding common units representing limited partner interests in GasLog Partners LP, a Marshall Islands limited partnership (the “Partnership”), will be held at 3:30 p.m. New York local time, on Tuesday, May 12, 2015, at The St. Regis, Two East 55th Street, New York, New York, 10022 for the following purposes:

1.	To elect Robert B. Allardice III as a Class I Director to serve for a one-year term until the 2016 annual meeting;

2.	To elect Pamela Gibson as a Class II Director to serve for a two-year term until the 2017 annual meeting;

3.	To elect Daniel Bradshaw as a Class III Director to serve for a three-year term until the 2018 annual meeting;

4.	To ratify the appointment of Deloitte LLP as our independent auditors for the fiscal year ending December 31, 2015; and

5.	To transact such other business as may properly come before the 2015 Annual Meeting and any adjournments or postponements thereof.

Only holders of record of our common units at the close of business on Friday, March 20, 2015, will be entitled to receive notice of, and to vote at, the 2015 Annual Meeting and at any adjournments or postponements thereof.

You are cordially invited to attend the 2015 Annual Meeting. Whether or not you expect to attend the 2015 Annual Meeting in person, please fill out, sign, date and return at your earliest convenience, in the envelope provided, the enclosed proxy card, which is being solicited on behalf of our Board of Directors. You may also vote by Internet or telephone as described in the voting instructions on the enclosed proxy card. The proxy card shows the form in which your common units are registered. Your signature must be in the same form. The return of the proxy card does not affect your right to vote in person, should you decide to attend the 2015 Annual Meeting. We look forward to seeing you.

For further information regarding the Partnership, please see our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 17, 2015. The Annual Report can be accessed on the Partnership’s website, http://www.gaslogmlp.com, in the “Investor Relations” section under “SEC Filings”.

March 27, 2015	By Order of the Board of Directors

Nicola Lloyd General Counsel

This notice of the 2015 Annual Meeting and proxy statement and form of proxy are being distributed on or about March 27, 2015.

GASLOG PARTNERS LP
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco

PROXY STATEMENT FOR
2015 ANNUAL MEETING
TO BE HELD ON TUESDAY, MAY 12, 2015

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of GasLog Partners LP, a Marshall Islands limited partnership (the “Partnership”), for use at the 2015 Annual Meeting of Limited Partners to be held at 3:30 p.m. New York local time, on Tuesday, May 12, 2015, at The St. Regis, Two East 55th Street, New York, New York, 10022, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of the Meeting. This Proxy Statement and the accompanying proxy card are expected to be mailed on or about March 27, 2015 to the limited partners (the “Limited Partners”) who are entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING UNITS

On March 20, 2015, (the “Record Date”), the Partnership had issued and outstanding 14,322,358 common units representing limited partner interests (the “Common Units”). References to “Common Units” do not include the Partnership’s subordinated units. Each Limited Partner of record at the close of business on the Record Date is entitled to one vote for each Common Unit then held, subject to the restrictions described below. Holders of at least 33 1/3% of the outstanding Common Units represented in person or by proxy shall constitute a quorum for purposes of the Meeting. The Common Units represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Partnership prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any signed proxies returned without instructions will be voted FOR the proposals set forth on the Notice of the 2015 Annual Meeting. As of the Record Date, GasLog Ltd. (“GasLog”) owns 0.66% of our outstanding Common Units and all of our subordinated units and general partner units, representing a 42.5% partnership interest in us. As a result of GasLog’s ownership of our general partner, GasLog Partners GP LLC (our “General Partner”) and the fact that our General Partner elects the majority of the Partnership’s directors in accordance with our First Amended and Restated Agreement Limited Partnership, dated as of May 12, 2014, as amended on October 30, 2014 (the “Partnership Agreement”), GasLog has the ability to control the Partnership’s affairs and policies.

Pursuant to the Partnership Agreement, holders of subordinated units, general partner units and incentive distribution rights are not entitled to vote on the proposals to elect the Partnership’s Elected Directors (as defined below).

Our Partnership Agreement restricts Limited Partners’ voting rights by providing that if at any time any person or group beneficially owns more than 4.9% of the outstanding Partnership interests of any class of units then outstanding (or would own such percentage in the event this limitation were applied to other persons or groups), any such interests owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes (except for purposes of nominating a person for election to our

Board), determining the presence of a quorum or for other similar purposes. Effectively, this means that the voting rights of any Limited Partners in excess of 4.9% will be redistributed pro rata among the other Limited Partners holding less than 4.9% of the voting power of all classes of units entitled to vote. Our General Partner, its affiliates and persons who acquired more than 4.9% of any Partnership interests with the prior approval of our Board will not be subject to this 4.9% limitation, except with respect to voting their Common Units in the election of directors at the Meeting. As GasLog owns 0.66% of our Common Units, it will be able to vote all of its Common Units at the Meeting.

The Common Units are listed on the New York Stock Exchange (the “NYSE”) under the symbol “GLOP”.

REVOCABILITY OF PROXIES

A Limited Partner giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with Nicola Lloyd, General Counsel of the Partnership, at the Partnership’s principal executive offices at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco, or submitting by Internet or telephone, a duly executed proxy bearing a later date, by filing with the Partnership, at the above address, a written notice of revocation or by attending the Meeting and voting in person.

PROPOSALS ONE, TWO AND THREE
ELECTION OF DIRECTORS

The Partnership’s Board currently consists of seven individuals, all of who are appointed directors. As provided in the Partnership Agreement, following the Meeting, the Board will consist of seven individuals, four of whom are appointed by our General Partner in its sole discretion effective on the date of the Meeting (the “Appointed Directors”) and three of whom will be elected by the Limited Partners at the Meeting (the “Elected Directors”). The Elected Directors who are elected at the Meeting are to serve for one, two or three year terms (the Class I, Class II and Class III Directors, respectively) until the annual meeting for the year in which his or her term expires or until his or her successor has been elected or appointed. Going forward, any member of the Board appointed or elected, as the case may be, at an annual meeting shall hold office until the third succeeding annual meeting and until his successor is duly elected or appointed, as the case may be.

In the future, if our General Partner exercises its right to transfer the power to elect a majority of our directors to the common unitholders, an additional Class III Director will thereafter be elected by our common unitholders. For more information on this right, see “Item 4. Information on the Partnership—B. Business Overview—Taxation of the Partnership” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 17, 2015.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy card intend to vote the shares authorized thereby FOR the election of the following nominees. It is expected that the nominees will be able to serve, but if before the election it develops that a nominee is unavailable, the persons named in the enclosed proxy card will vote for the election of such substitute nominee as the current Board may recommend.

The nominees for Elected Director positions shall be elected by a plurality of the votes of the outstanding Common Units present in person or represented by proxy at the Meeting.

NOMINEES FOR ELECTION

The Board has nominated each of the following individuals to serve as a Class I, Class II or Class III Director or until his successor has been elected and qualified. Each of the three nominees is currently a member of our Board.

Name	Age	Positions	Class	Term Expires	Director Since
Robert B. Allardice III(1)(2)	68	Director	I	2016	2014
Pamela Gibson(1)(2)	61	Director	II	2017	2014
Daniel Bradshaw(1)(2)	68	Director	III	2018	2014

(1)	Member of audit committee.

(2)	Member of conflicts committee.

Additional Information Concerning the Nominees for Election

Robert B. Allardice III
Class I Director

Mr. Allardice has been a member of our Board since October 2014. Mr. Allardice has had a long career in the financial services industry, having worked for Morgan Stanley in a number of roles for 16 years as well as for a number of years with Smith Barney and Deutsche Bank Americas Holding Corp. Mr. Allardice currently serves as a director, and chairman of the audit committee, of Hartford Financial Group, Ellington Housing Inc. and Ellington Residential Mortgage REIT. Mr. Allardice received a Bachelor of Arts with Honors from Yale University in 1968 and an M.B.A. from Harvard Business School in 1974.

Pamela Gibson
Class II Director

Ms. Gibson has been a director since the closing of our initial public offering (“IPO”). Since 1984, Ms. Gibson has worked at the law firm of Shearman & Sterling LLP, from 1990 as a partner and since 2005 as of counsel, advising non-U.S. global companies on capital markets transactions, governance, compliance and other corporate strategic matters with a focus on the oil and gas; metals and mining; and telecom and technology sectors. Ms. Gibson was the managing partner of both the Toronto (1990 to 1995) and London (1995 to 2002) offices and the head of the European and Asian Capital Markets Group (2002 to 2004) at Shearman & Sterling LLP. In addition, Ms. Gibson is an independent non-executive director of Eldorado Gold Corporation. Ms. Gibson received a Bachelor of Arts degree, with distinction, from York University in 1974, a Bachelor of Laws degree from Osgoode Hall Law School in 1977 and a Master of Laws degree from New York University in 1984. From 1978 to 1979, Ms. Gibson served as a law clerk to the Honorable Justice Howland, Chief Justice of the Ontario Court of Appeal.

Daniel Bradshaw
Class III Director

Mr. Bradshaw has been a director since the closing of our IPO. Since 1978, Mr. Bradshaw has worked at the law firm of Johnson Stokes & Master, now Mayer Brown JSM, in Hong Kong, from 1983 to 2003 as a partner and since 2003 as a senior consultant. From 2003 until 2008 Mr. Bradshaw was a member of the Hong Kong Maritime Industry Council. Mr. Bradshaw was vice-chairman of the Hong Kong Shipowners’ Association from 1993 to 2001 and a member of the Hong Kong Port and Maritime Board from 1998 to 2003. In addition, Mr. Bradshaw is an independent non executive director of Pacific Basin Shipping Company Limited, an independent non executive director of IRC Limited, an affiliate of Petropavlovsk PLC, a non executive director of Euronav NV, and a director of Greenship Offshore Manager Ptd. Ltd, a company in the Bourbon group owning and demise chartering supply vessels. Mr. Bradshaw received a Master of Laws degree from the Victoria University of Wellington in 1971.

Appointed Directors

Following the Meeting, our Appointed Directors are expected to be Curtis V. Anastasio, our Executive Chairman, Peter G. Livanos and David P. Conner, all of whom currently serve on our Board, as well as Anthony Papadimitriou, who is expected to be appointed by our General Partner following the Meeting. Donald J. Kintzer, who currently serves on our Board, is expected to resign from our Board immediately prior to the Meeting.

Certain biographical information about the individuals expected to serve as Appointed Directors following the Meeting are set forth below.

Curtis V. Anastasio

Mr. Anastasio has been the Executive Chairman of our Board since our inception. From the time he led the IPO in April of 2001 to his retirement on December 31, 2013, Mr. Anastasio was the president and chief executive officer of NuStar Energy L. P., a publicly traded master limited partnership based in San Antonio, Texas. Mr. Anastasio was also president and chief executive officer of NuStar GP Holdings, LLC, a position he held since the company’s IPO in 2006. NuStar GP owns general and limited partner interests and the incentive distribution rights in NuStar Energy and manages its business affairs. In addition, Mr. Anastasio serves as vice chairman of the board of Par Petroleum Corporation, a diversified energy company with natural gas reserves in Colorado, a refining and marketing business in Hawaii and, through Texadian Energy, a petroleum marketing, transportation and distribution operation. He also serves on the board of the Federal Reserve Bank of Dallas. Mr. Anastasio received a Juris Doctorate degree from Harvard Law School in 1981 and a Bachelor of Arts degree, Magna cum Laude, from Cornell University in 1978.

David P. Conner

Mr. Conner has been a member of our Board since October 2014. Mr. Conner has a long history in the banking industry, most recently as Chief Executive Officer of OCBC Bank Ltd. in Singapore from 2002 to 2012. Prior to OCBC, Mr. Conner worked for Citibank for 26 years in a number of locations including New York, Tokyo, Singapore, Mumbai and Melbourne. Until recently, Mr. Conner served as a director on the board of OCBC Bank Ltd., where he also sat on the executive committee and risk management committee. Mr. Conner received a Bachelor of Arts degree from Washington University in St. Louis in 1974 and an M.B.A. from Columbia University Business School in 1976.

Peter G. Livanos

Mr. Livanos has been a member of our Board since the closing of our IPO. Mr. Livanos is the Chairman of GasLog and a member of GasLog’s board of directors. Mr. Livanos founded our affiliate GasLog LNG Services in 2001. He has served as the Chairman since GasLog was incorporated in July 2003 and he held the role of Chief Executive Officer from January 2012 until January 2013. Mr. Livanos is the chairman and sole shareholder of Ceres Shipping, an international shipping group. He also serves as chairman of several of Ceres Shipping’s subsidiaries, including DryLog Ltd., a company engaged in dry bulk shipping investments. In 1989 Mr. Livanos formed Seachem Tankers Ltd., which in 2000 combined with Odfjell ASA (later renamed Odfjell SE). He served on the board of directors of Odfjell SE until 2008. Mr. Livanos is the chairman of the board of directors of Euronav NV, an independent owner and operator of oil tankers. Mr. Livanos is a graduate of Columbia University. He is the first cousin of Philip Radziwill, GasLog’s Vice Chairman and a member of GasLog’s board of directors.

Anthony S. Papadimitriou

Mr. Papadimitriou is the managing partner of the law firm A.S. Papadimitriou and Partners, a position he has held since 1992. From 1986 until 2005, Mr. Papadimitriou served as legal counsel for Olympic Shipping & Management S.A, an affiliate of the Onassis Foundation, and since 1995 he has been the coordinator of the Executive Committee of the commercial activities controlled by the Onassis Foundation. In addition, Mr. Papadimitriou has been a member of the board of directors of the Alexander S. Onassis Public Benefit Foundation since 1988, serving as the president of the board since 2005. Mr. Papadimitriou has been a member of the board of directors of GasLog since November 2011, when he was designated by the Onassis Foundation to serve as a director. Mr. Papadimitriou also serves as a director of Global Finance S.A., a Greek investment firm. Mr. Papadimitriou is a graduate of the Athens University Law School and holds a postgraduate degree in maritime and transport law from the University Aix-en-Provence, a B.Sc. from the London School of Economics and a Ph.D. from the National and Kapodistrian University of Athens.

Independence

The nominees for Elected Director positions, as well as Mr. Conner, Mr. Kintzer and Mr. Papadimitriou, have been determined by our Board to be independent under the standards of the NYSE and the rules and regulations of the SEC.

The nominees for Elected Director positions and Mr. Conner qualify for membership on our conflicts committee. Under our Partnership Agreement, the members of the conflicts committee must meet the independence standards established by the NYSE and the SEC to serve on an audit committee of a board of directors, and may not be any of the following: (a) officers or employees of our General Partner, (b) officers, directors or employees of any affiliate of our General Partner (other than the Partnership and its subsidiaries) or (c) holders of any ownership interest in the General Partner, its affiliates or the Partnership and its subsidiaries (other than (x) common units or (y) awards granted pursuant to any long-term incentive plan, equity compensation plan or similar plan of the Partnership or its subsidiaries).

Board Leadership Structure

In accordance with our Partnership Agreement, our General Partner has delegated to our Board the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation will be binding on any successor General Partner of the Partnership. Our Board leadership structure consists of our Executive Chairman and the chairmen of our Board committees. Our operational management is headed by our Chief Executive Officer, or “CEO”. Mr. Orekar, as CEO, is responsible for the day-to-day operations of the Partnership, which includes decisions relating to the Partnership’s general management and control of its affairs and business and works with our Board in developing our business strategy. The Board does not have a policy mandating that the roles of CEO and Executive Chairman be held by separate individuals, but believes that at this time the separation of such roles is appropriate and beneficial to unitholders.

Compensation of Directors and Senior Management

Executive Compensation

The Partnership has entered into an employment agreement with Curtis V. Anastasio, the Executive Chairman of our Board. A subsidiary of GasLog has entered into an employment agreement with Andrew J. Orekar, our CEO. Each agreement provides for an annual cash incentive bonus based in part on performance relative to pre-established targets. The services of our executive officers and other employees are provided pursuant to the administrative services agreement, under which we pay an annual fee. For the year ended December 31, 2014, the amount of compensation we paid to our executive officers, including annual and long-term cash incentive compensation that was paid to such officers, as well as aggregate fees for other administrative services provided by GasLog under the administrative services agreement, totaled $3.67 million. Our officers and employees and officers and employees of our subsidiaries and affiliates of GasLog and our General Partner may participate in employee benefit plans and arrangements sponsored by GasLog, GasLog subsidiaries, our General Partner or their affiliates, including plans that may be established in the future.

Compensation of Directors

Each non-management director receives compensation for attending meetings of our Board, as well as committee meetings. Non-management directors each receive a director fee of $120,000 per year. Members of the audit and conflicts committees each receive a committee fee of between $25,000 and $50,000 per year. Pursuant to the administrative services agreement, we pay directly to GasLog the director fees for any appointed directors who are also directors of GasLog. Our Executive Chairman receives director fees totaling $250,000. Each director may elect that all or a portion of the above fees will be paid in units rather than cash. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the Board or committees.

We did not set aside or accrue any amounts in the year ended December 31, 2014 to provide pension, retirement or similar benefits to our directors or executive officers.

Equity Compensation Plan

In January 2015, our Board approved the GasLog Partners LP 2015 Long-Term Incentive Plan (the “Plan”). The purpose of the Plan is to promote the interests of the Partnership and its unitholders by attracting and retaining exceptional directors, officers, employees and consultants and enabling such individuals to participate in the long-term growth and financial success of the Partnership.

The Plan provides for the grant of options to purchase our common units, common unit appreciation rights, restricted common units, “phantom” common units, cash incentive awards and other equity-based or equity-related awards. We have reserved for issuance a total of 241,447 common units under the Plan (equal to approximately 1.7% of the 14,322,358 common units outstanding as of December 31, 2014), subject to adjustment for changes in capitalization as provided in the Plan. The Plan is administered by our Board, or such committee of our Board as may be designated by our Board to administer the Plan.

We expect to determine during the March meeting of the Board each year which individuals, if any, will be eligible to receive equity-based compensation awards under the Plan for such year and the amount of awards each participant will be eligible to receive. In addition, we intend to grant such awards on April 1 of such year (or, should April 1 of such year fall on a weekend or bank holiday, on the first business day thereafter).

We did not grant any awards under the Plan during the year ended December 31, 2014.

Committees of the Board of Directors

Audit Committee

We have an audit committee that, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. Our audit committee is currently comprised of Robert B. Allardice III, Daniel Bradshaw, David P. Conner, Pamela Gibson and Donald J. Kintzer, with Mr. Allardice serving as the chair of the audit committee. Mr. Kintzer served as chair of the audit committee from the closing of our IPO until March 2015. Our Board has determined that each of Robert B. Allardice III, Daniel Bradshaw, David P. Conner, Pamela Gibson and Donald J. Kintzer satisfies the independence standards established by the NYSE, and that Mr. Allardice and Mr. Kintzer each qualify as an “audit committee financial expert” for purposes of SEC rules and regulations. Mr. Kintzer is expected to resign from our Board immediately prior to the Meeting.

Conflicts Committee

We also have a conflicts committee that is available at the Board’s discretion to review specific matters that the Board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee must meet the independence standards established by the NYSE and the SEC to serve on an audit committee of a board of directors, and may not be any of the following: (a) officers or employees of our General Partner, (b) officers, directors or employees of any affiliate of our General Partner (other than the Partnership and its subsidiaries) or (c) holders of any ownership interest in the General Partner, its affiliates or the Partnership and its subsidiaries (other than (x) common units or (y) awards granted pursuant to any long-term incentive plan, equity compensation plan or similar plan of the Partnership or its subsidiaries). Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our directors, our General Partner or its affiliates of any duties any of them may owe us or our Limited Partners. Our conflicts committee is currently comprised of Robert B. Allardice III, Daniel Bradshaw, David P. Conner and Pamela Gibson, with Daniel Bradshaw serving as chair of the conflicts committee. Following the Meeting, the conflicts committee will consist of Mr. Allardice, Ms. Gibson and Mr. Bradshaw, assuming they are elected as Elected Directors at the Meeting. Mr. Bradshaw will continue to serve as chair of the conflicts committee.

Corporate Governance

The Board and our Partnership’s management engage in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the NYSE and the SEC.

We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Partnership. This document and other important information on our governance are posted on our website and may be viewed at http://www.gaslogmlp.com. We will also provide a paper copy of any of these documents upon the written request of a unitholder at no cost. Unitholders may direct their requests to the attention of our General Counsel, c/o GasLog Monaco S.A.M., Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

Limited Partner Nominations for Annual Meeting

Directors elected by our Limited Partners are nominated by the Board or by any Limited Partner or group of Limited Partners that holds at least 10% of the outstanding common units.

Our Partnership Agreement provides that Limited Partners seeking to nominate candidates for election as directors must provide timely notice of their proposal in writing to the Board. Generally, to be timely, a Limited Partner’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to that annual meeting. In the event that the date of the annual meeting was not publicly announced by the Partnership by mail, press release or otherwise more than 100 days prior to the date of such meeting, such notice, to be timely, must be delivered to the Board not later than the close of business on the 10th day following the date on which the date of the annual meeting was announced. Our Partnership Agreement also specifies requirements as to the form and content of a Limited Partner’s notice. These provisions may impede Limited Partners’ ability to make nominations for directors at an annual meeting of Limited Partners. Individuals proposed as candidates for election as director by Limited Partners in accordance with these procedures will receive the same consideration which was given to individuals identified through other means to the Board.

Limited Partners who wish to send communications on any topic to the Board, may do so by writing to Nicola Lloyd, General Counsel, at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL FOUR
RATIFICATION OF INDEPENDENT AUDITORS

The Board is submitting for ratification at the Meeting the appointment of Deloitte LLP as the Partnership’s independent auditors for the fiscal year ending December 31, 2015. The charter of the audit committee requires the Partnership’s independent auditor to be engaged, retained and supervised by the audit committee. However, the Board considers the appointment of the independent auditor to be an important matter of Limited Partner concern and is submitting the appointment of Deloitte LLP for ratification by Limited Partners as a matter of good corporate practice. If the Limited Partners fail to ratify the selection, the audit committee may consider whether or not to retain Deloitte LLP.

Deloitte LLP has advised the Partnership that the firm does not have any direct or indirect financial interest in the Partnership, nor has such firm had any such interest in connection with the Partnership during the past three fiscal years other than in its capacity as the Partnership’s independent auditors.

All services rendered by the independent auditors are subject to approval by the Partnership’s audit committee.

Approval of Proposal Four requires the majority of the votes cast at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF DELOITTE LLP AS INDEPENDENT AUDITORS OF THE PARTNERSHIP FOR THE FISCAL YEAR ENDING DECEMBER 31, 2015. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Partnership. Solicitation will be made primarily by mail, but Limited Partners may be solicited by telephone, e-mail, or personal contact.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Directors

Nicola Lloyd General Counsel

March 27, 2015